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                                                                 EXHIBIT 4.08


                                    CHIMNEYS
                                  WINTER HILL
                                  COOKHAM DEAN
                               BERKSHIRE SL6 9TN

Dr. Dennis Gillings
Chairman and Chief Executive Officer
Quintiles Transnational Corp.
Suite 300
Riverbirch Building
4709 Creekstone Drive
Durham
North Carolina 27703
USA

Dated 11th August 1997

Dear Dennis

I write to confirm my resignation from all offices and positions of employment I hold with regard to Quintiles Transnational Corp. ("QTRN") and its affiliates including but not limited to my directorships of QTRN and Innovex Limited and their respective subsidiaries. Although my resignations are tendered and accepted today they shall be treated as having taken effect as of the end of 31st July 1997 ("the Effective Date") on the terms set forth in this letter.

1. EMPLOYMENT ARRANGEMENTS - I represent and warrant that the sole agreement relating to employment, compensation, benefits and pension provision which I or any of my affiliates, including my wife, have with or involving QTRN or Innovex or any of their respective subsidiaries or affiliates is the employment agreement between myself and QTRN dated 29th November 1996 ("the Employment Agreement"). The Employment Agreement is hereby and shall be cancelled and terminated by mutual consent on and with effect from the Effective Date save for Sections 4.5., 6, 7, 8, 9, 12 (save to the extent the said section 12 is modified by this letter of agreement), 13, 14, 15, 16 and 17 of the Employment Agreement ("the Retained Provisions") which shall remain in full force and effect and the Retained Provisions shall be deemed to be incorporated herein by reference. For the avoidance of doubt the Deed of Non Competition made between us dated 29th November 1996 shall remain in full force and effect.

In consideration of QTRN entering into this agreement, I will act for a period of twelve months commencing on 1st August 1997 and ending 31st July 1998 ("the Consultancy Period") as a self employed consultant to advise and assist QTRN and its subsidiaries generally in relation to their respective businesses and in particular in relation to the maintenance and enhancement of customer relationships on the terms of a separate consultancy agreement (containing appropriate confidentiality provisions) to be entered into between us. I will devote up to two days in each calendar month as required by QTRN to such consultancy and QTRN will not pay me
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a consulting fee or give any other consideration beyond entering into and performing this agreement but will reimburse me for expenses incurred in performing my duties as a consultant. Except as specifically set forth herein, I covenant and warrant that neither QTRN nor Innovex nor any of their respective direct or indirect subsidiaries or affiliates have or shall have any obligation whatsoever to provide me or my affiliates including my wife directly or indirectly, now or in the future, with any remuneration, pension contributions, compensation or other consideration including, but not limited to any amounts accrued as at the date hereof.

QTRN will pay to the trustees of a pension scheme nominated by me the sum of 208,000 British Pounds by no later than 18th August 1997.

2. MUTUAL RELEASE - QTRN on behalf of itself and each of its subsidiaries confirms and warrants to the best of QTRN's knowledge, that none of them has any claim right or entitlement of any nature whatsoever against me which is due now or may become due in the future which is not set forth herein. QTRN on behalf of itself and each of its subsidiaries hereby releases me from all claims, rights, debts, liabilities, demands, obligations, promises, costs, expenses and action of whatever kind or nature and howsoever arising whether known or unknown, fixed or contingent, whether in law or in equity which any of them have had, may now have or may hereafter have against me arising under or out of my or Stella Haigh's terms of employment with QTRN, Innovex Limited or any of their affiliates, including but not limited to any claims under the Employment Agreement or any other employment, compensation, benefit or pension arrangement or the termination thereof. Provided always that the foregoing release shall not apply to any obligation herein specifically stated to survive this letter of agreement.

I hereby confirm and warrant to the best of my knowledge, that neither I nor any person or persons acting on my behalf, or my affiliates including my wife, have directly or indirectly any claim right or entitlement of any nature whatsoever against QTRN or any of its direct or indirect subsidiaries or affiliates which is now due or may become due in the future which is not set forth herein. I hereby release QTRN and each of its subsidiaries and their respective officers and employees ("the Released Parties"), and warrant that I have the authority to grant such release, from all claims, rights, debts, liabilities, demands, obligations, promises, costs, expenses and actions of whatever kind or nature and howsoever arising whether known or unknown fixed or contingent, whether in law or in equity which I or any of my affiliates, including my wife, have had, may now have or may hereafter have against the Released Parties or any of them arising under or out of my or Stella Haigh's terms of employment with QTRN, Innovex Limited or any of their affiliates including but not limited to any claims under the Employment Agreement or any other employment, compensation, benefit or pension arrangement or the termination thereof (a "Relevant Claim"). Provided always that the foregoing release shall not apply to any obligation herein specifically stated to survive this letter of agreement. I hereby warrant that no third party will or is entitled to make any Relevant Claim on my behalf or for my direct or indirect benefit, or the benefit of my affiliates including my wife, nor is any third party a transferee or holder of any Relevant Claim and I agree to indemnify and hold
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harmless QTRN and each of its subsidiaries and affiliates from any Relevant
Claim made by a third party.

Nothing in this letter of agreement shall waive any right which I might otherwise have to be indemnified by QTRN or Innovex for matters arising from or relating to my service as a director or officer of QTRN or Innovex or to be covered by any directors' and officers' and directors' insurance policy as contemplated by Section 4.8. of that certain Sale and Purchase Agreement dated as of 4th October 1996 among, inter alia, QTRN and me.

3. SHARE TRADING - I hereby undertake and confirm that I will enter into a mutually acceptable agreement with QTRN relating to my compliance with "pooling of interest" restrictions.

I shall sell no more than 1,500,000 shares of Quintiles' common stock prior to 31st December 1997. QTRN shall register with the US Securities and Exchange Commission such additional shares (if any) and waive such contractual restrictions (if any) as are necessary for me to sell or otherwise dispose of 1,500,000 shares of Quintiles' common stock. The registration of such shares will be governed by the terms and conditions of Section 2.6. (save that QTRN shall have no obligation under that Section to effect an underwritten offering; make itself available for due diligence or provide representations and warranties to the Seller or any third party), Section 4(a) and Section 7 of the Registration Rights Agreement, dated as of 29th November 1996, among, inter alia, QTRN and me.

I shall refrain from disposing or causing or permitting the disposition of any shares in QTRN held or controlled by me other than in a transaction brokered or otherwise facilitated primarily by Goldman, Sachs & Co. or Morgan Stanley or any of their respective affiliates, except with the consent of QTRN which consent will not be unreasonably withheld or delayed.

Until such time as the number of shares in QTRN which I hold beneficially or of record constitutes less than 5% of the total number of shares of QTRN then outstanding, I shall notify QTRN promptly in writing in advance of each transaction with respect to QTRN's shares made by me or on my behalf, and, prior to taking such action I shall consider in good faith QTRN's input with regard to such action, it being understood and agreed that the parties will co-operate in good faith efforts to coordinate the orderly marketing of my shares.

Until I am able to reduce my holdings below 10%, I understand that I will be allowed to trade under the de minimis exception to pooling restrictions 100,000 shares per pooling period plus any other shares under the limitations not taken up by other affiliates.

QTRN confirms that I am released from any restriction on selling shares imposed by any registration rights agreement to which I and QTRN are parties to the extent necessary to enable me to sell 1,500,000 shares of Quintiles' common stock as set out above.
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4.  COMPANY PROPERTY - QTRN agrees to transfer to me at no cost the following items of company property on or as soon as reasonably practicable after the Effective Date:

(a)  The facsimile machine located at my home; 01628481119

(b)  The business telephone located at my home; 01628483172

(c)  3 mobile phones [having the numbers: 0802 797079, 0802 209309, 0370 1968]

5. MOTOR CAR - I agree to purchase from Innovex Limited a Mercedes 500 SL motor car having the registration number BSH 999 for 55,000 British Pounds by no later than 18th August 1997.

6. GENERAL - I confirm that I have taken independent legal advice on the terms of this letter of agreement, that I am not relying on QTRN or any employee or agent thereof for legal or other advice, and that this letter of agreement is intended to create binding and legally enforceable obligations between us.

Each of us hereby undertakes to the other that each of us and our respective affiliates will do all such matters and things and execute all such documents (if any) as are necessary or appropriate to better effectuate the agreement set out herein.

Please indicate your agreement to the terms of this letter by arranging for signature of the attached copy of this letter on behalf of QTRN its affiliates and subsidiaries.

Yours sincerely,

/s/ B. S. Haigh

BARRIE S. HAIGH


Agreed in the terms set out above.

Signed

/s/ Dennis Gillings

Dennis Gillings
For and on behalf of Quintiles Transnational Corp.
its affiliates and subsidiaries